NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2015 and 2014 (Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2015	December 31, 2014

Assets

Current assets
Cash and cash equivalents	2, 9	$434,097	$442,418
Accounts receivable and prepaids		33,355	32,188
Inventories	3	83,838	86,851
Due from non-controlling interest		8,343	21,211
		559,633	582,668

Non-current assets
Due from non-controlling interest		39,167	27,272
Account receivable		823	1,087
Inventories	3	12,819	14,819
Mineral properties, plant and equipment	4	398,195	360,840
		451,004	404,018
Total assets		$1,010,637	$986,686

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$62,662	$54,169
Dividends payable		7,991	7,986
Income taxes payable		-	533
		70,653	62,688

Non-current liabilities
Deferred income taxes		70,735	56,906
Provision for mine closure and reclamation		35,348	34,196
		106,083	91,102
Total liabilities		176,736	153,790

Equity
Share capital	5	407,945	407,359
Share-based payments reserve		15,598	16,202
Retained earnings		254,090	253,035
Equity attributable to Nevsun shareholders		677,633	676,596

Non-controlling interest	10	156,268	156,300
Total equity		833,901	832,896
Total liabilities and equity		$1,010,637	$986,686

Contingency (note 8)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014
Revenues	6	$70,016	$147,943	$291,428	$416,317
Cost of sales
Operating expenses		(50,119)	(53,005)	(156,407)	(144,715)
Royalties		(4,075)	(7,092)	(13,802)	(17,871)
Depreciation and depletion		(10,129)	(9,770)	(34,328)	(28,717)
Operating income		5,693	78,076	86,891	225,014

Administrative expenses		(1,165)	(3,379)	(10,088)	(12,525)
Finance income		879	830	2,237	2,696
Finance costs		(384)	(270)	(1,152)	(2,000)
Income before taxes		5,023	75,257	77,888	213,185

Income taxes		(2,181)	(30,658)	(32,847)	(86,718)
Net income and comprehensive income		$2,842	$44,599	$45,041	$126,467

Net income and comprehensive income attributable to:
Nevsun shareholders		$1,448	$25,548	$23,473	$71,516
Non-controlling interest	10	1,394	19,051	21,568	54,951
		$2,842	$44,599	$45,041	$126,467

Earnings per share attributable to Nevsun shareholders:	5
Basic		$0.01	$0.13	$0.12	$0.36
Diluted		$0.01	$0.13	$0.12	$0.36

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014
Operating activities
Net income		$2,842	$44,599	$45,041	$126,467
Items not involving the use of cash
Depreciation and depletion		10,124	9,717	34,345	28,749
Income taxes		2,181	30,658	32,847	86,718
Share-based compensation	5	(352)	427	509	2,260
Interest income on due from non-controlling interest		(552)	(714)	(1,627)	(2,018)
Provision for inventory obsolescence		5,565	2,460	5,565	2,460
Other		63	(52)	189	(137)

		19,871	87,095	116,869	244,499
Changes in non-cash operating capital
Accounts receivable and prepaids		(3,852)	(6,529)	2,299	(52,601)
Inventories		(7,381)	(8,194)	(2,102)	(17,894)
Accounts payable and accrued liabilities		1,853	11,179	10,054	23,606
					228
Cash generated from operating activities		10,491	83,551	127,120	197,610
Income taxes paid		(111)	(30,000)	(21,790)	(73,702)

Net cash provided by operating activities		10,380	53,551	105,330	123,908
Investing
Expenditures on mineral properties, plant and equipment		(16,942)	(14,642)	(70,150)	(42,727)
Pre-commercial production copper sales receipts		-	1,423	-	50,936
Loan to supplier		-	-	-	(2,200)
Change in non-cash working capital related to investing activities		(3,315)	300	(973)	-

Net cash provided by (used in) investing activities		(20,257)	(12,919)	(71,123)	6,009
Financing
Dividends paid to Nevsun shareholders		(7,992)	(6,862)	(23,964)	(27,782)
Distributions to non-controlling interest		-	(24,000)	(21,600)	(52,750)
Amounts repaid by non-controlling interest, including interest		-	10,682	2,600	27,432
Issuance of common shares, net of issue costs		-	473	436	629

Net cash used in financing activities		(7,992)	(19,707)	(42,528)	(52,471)
Increase (decrease) in cash and cash equivalents		(17,869)	20,925	(8,321)	77,446
Cash and cash equivalents, beginning of period		451,966	359,245	442,418	302,724
Cash and cash equivalents, end of period		$434,097	$380,170	$434,097	$380,170

Supplemental cash flow information (note 2 )

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 10)	Total equity
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496

Exercise of stock options	340,000	1,313	-	-	1,313	-	1,313
Transfer to share capital on exercise of options	-	48	(48)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(774)	774	-	-	-
Share-based payments	-	-	1,671	-	1,671	-	1,671
Income for the period	-	-	-	71,516	71,516	54,951	126,467
Dividends declared	-	-	-	(20,830)	(20,830)	-	(20,830)
Distributions to non-controlling interest	-	-	-	-	-	(52,750)	(52,750)
September 30, 2014	199,647,802	$407,340	$15,692	$239,255	$662,287	$162,080	$824,367
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

Exercise of options	128,667	436	-	-	436	-	436
Transfer to share capital on exercise of options	-	150	(150)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(1,550)	1,550	-	-	-
Share-based payments	-	-	1,096	-	1,096	-	1,096
Income for the period	-	-	-	23,473	23,473	21,568	45,041
Dividends declared	-	-	-	(23,968)	(23,968)	-	(23,968)
Distributions to non-controlling interest	-	-	-	-	-	(21,600)	(21,600)
September 30, 2015	199,781,469	$407,945	$15,598	$254,090	$677,633	$156,268	$833,901

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2015 and 2014

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements (interim financial statements) of the Company as at and for the three and nine months ended September 30, 2015, include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of copper concentrate from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014. Certain items from the prior year periods have been reclassified within the statement of cash flows in order to correspond with the presentation in the 2014 year-end financial statements.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 28, 2015.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

(e)	Changes in accounting standards

There were no significant accounting pronouncements issued during the period ended September 30, 2015.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2015 and 2014

2.	Supplemental cash information

	September 30, 2015	December 31, 2014
Cash and cash equivalents
Cash	$135,543	$94,818
Cash equivalents	298,554	347,600
	$434,097	$442,418

The Company maintains virtually all of its cash and cash equivalents in USD currency and is therefore not subject to significant foreign currency risk. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment	$-	$7,438	$-	$9,280
Depreciation added to (relieved from) inventory	1,560	(1,109)	(1,549)	(1,046)

3.	Inventories

	September 30, 2015	December 31, 2014
Materials and supplies	$59,342	$59,533
Work-in-progress	36,035	24,640
Finished goods – copper concentrate	1,280	17,497
Total inventories	$96,657	$101,670
Less: non-current portion of ore in stockpiles	(12,819)	(14,819)
Inventory recorded as a current asset	$83,838	$86,851

During the three and nine month period ended September 30, 2015, the Company recorded an inventory obsolescence provision of $5,565 to account for slow-moving and obsolete materials and supplies inventory (three and nine months ended September 30, 2014 - $2,460).

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore and a portion of stockpiled pyrite sand ore. It is expected that the full amount of the Company’s primary ore stockpiles will be processed within the next twelve months. Depreciation of $4,056 is included in work-in-progress and finished goods inventories at September 30, 2015 (December 31, 2014 – $5,605).

4.	Mineral properties, plant and equipment

As at September 30, 2015, the Company has commitments to purchase property, plant and equipment of $20,456, related primarily to the zinc phase expansion.

For the nine months ended September 30, 2014, the Company recorded pre-commercial production copper concentrate sales of $9,300, net of provisional and final pricing adjustments. When offset by pre-commercial production operating costs of $4,803, depreciation and depletion of $855 and royalties of $629, the resultant net credit of $3,013 was recorded as an offset against copper phase plant and equipment costs.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2015 and 2014

5.	Share capital and reserves

(a)	Stock options

The three months ended September 30, 2015, included $281 (Q3 2014 - $574) in share-based payment costs related to stock options, $281 (Q3 2014 - $561) of which are presented in administrative expenses and $nil (Q3 2014 – $13) in operating expenses.

The nine months ended September 30, 2015, included $1,096 (nine months ended September 30, 2014 - $1,671) in share-based payment costs related to stock options, $1,096 (nine months ended September 30, 2014 - $1,642) of which are presented in administrative expenses and $nil (nine months ended September 30, 2014 – $29) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2014	12,182,000	$4.00
Granted	-	-
Exercised	(128,667)	4.13
Forfeited	(1,075,000)	4.05
Outstanding, September 30, 2015	10,978,333	$3.99

The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2015, was CAD $4.95 (nine months ended September 30, 2014 – CAD $4.17). The weighted average price of options exercisable at the end of the period was CAD $4.03 (December 31, 2014 – CAD $4.05).

(b)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net income attributable to Nevsun shareholders	$1,448	$25,548	$23,473	$71,516
Effect of dilutive securities:
Change in stock appreciation rights liability	-	(3)	-	128
Diluted net income attributable to Nevsun shareholders	$1,448	$25,545	$23,473	$71,644
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,782	199,595	199,721	199,408
Dilutive options and stock appreciation rights	1,125	1,447	1,607	1,239
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	200,907	201,042	201,328	200,647
Earnings per share (in $)
Basic	$0.01	$0.13	$0.12	$0.36
Diluted	$0.01	$0.13	$0.12	$0.36

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2015 and 2014

6.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Copper concentrate sales	$62,904	$148,178	$268,099	$402,493
Copper concentrate by-product sales	11,098	14,867	54,435	46,180
Other	6,660	-	7,755	5,467
Treatment and refining charges	(10,646)	(15,102)	(38,861)	(37,823)
	$70,016	$147,943	$291,428	$416,317

For the three and nine months ended September 30, 2015, copper concentrate sales are net of provisional and final pricing and physical quantity adjustments of $10,884 and $26,166, respectively, (three and nine months ended September 30, 2014 –$18,007 and $21,574). As at September 30, 2015, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $5,877, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment.

For the three and nine months ended September 30, 2015, copper concentrate by-product sales includes $nil and $17,291, respectively (three and nine months ended September 30, 2014 – $nil) of revenue recorded on the sale of precious metal concentrate derived from pyrite sand ore.

Other revenue consists of high-grade precious metals ore shipped directly to buyers.

7.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Copper concentrate sales receivables of $21,481 (December 31, 2014 - $19,403) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate. There were no changes to the method of fair value measurement during the period.

The Company has not hedged any of its concentrate sales. The quantities of payable copper, gold, and silver subject to final settlement as at September 30, 2015, and the weighted average forward prices per pound or ounce used to value the related receivables are as follows:

	September 30, 2015
	Quantity (000s payable pounds)		Weighted average forward price per pound
Copper subject to final settlement	21,340		$2.34
	Quantity (payable ounces	)	Weighted average forward price per ounce
Gold subject to final settlement	4,400		$1,116
Silver subject to final settlement	262,000		$14.51

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2015 and 2014

8.	Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

9.	Segment information

The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Africa at September 30, 2015, equal $430,448 (December 31, 2014 - $431,678).

10.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at September 30, 2015 and December 31, 2014. The information is presented on a 100% basis.

	September 30, 2015	December 31, 2014
Current assets	$143,169	$156,122
Non-current assets	408,095	372,145

Current liabilities	(55,622)	(47,501)
Non-current liabilities	(104,972)	(90,017)
Net assets	$390,670	$390,749
Net assets attributable to non-controlling interest	$156,268	$156,300

The following table presents the financial results of BMSC for the three and nine months ended September 30, 2015 and 2014, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenues	$70,016	$147,943	$291,428	$416,317
Net income and comprehensive income	3,485	47,627	53,921	137,377
Net income and comprehensive income attributable to non-controlling interest	$1,394	$19,051	$21,568	$54,951

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2015 and 2014

10.	Interest in subsidiary (continued)

The following table presents the summary cash flow information of BMSC for the three and nine months ended September 30, 2015 and 2014, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net cash provided by operating activities	$12,917	$58,282	$114,231	$130,653
Net cash provided by (used in) investing activities	(20,249)	(13,221)	(71,115)	7,916
Net cash used in financing activities	-	(61,518)	(54,000)	(150,453)
Decrease in cash and cash equivalents	$(7,332)	$(16,457)	$(10,884)	$(11,884)